UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 3, 2023, ADC Therapeutics SA (the “Company”) announced that Mohamed Zaki, M.D., Ph.D., has been appointed as the Company’s Chief Medical Officer. Joseph Camardo is stepping down from full-time work to pursue other avenues to engage with the pharmaceutical industry and patient community. Below are the biographical and other information required by Item 6.A. of Form 20-F with respect to Dr. Zaki:

Dr. Zaki was appointed as our Chief Medical Officer in January 2023. From September 2018 to December 2022, Dr. Zaki served in senior clinical development roles at AbbVie Inc., including as Vice President & Global Head of Oncology Clinical Development and Vice President & Global Head of Hematology Clinical Development. From February 2010 to September 2018, Dr. Zaki served in various senior clinical development roles at Celgene Corporation. Prior to that, Dr. Zaki worked at Sanofi-Aventis and Centocor, Inc., a subsidiary of Johnson & Johnson. Dr. Zaki holds an M.D. and an M.S. from Ain Shams University School of Medicine and a Ph.D. jointly from the University of Pennsylvania and Ain Shams University School of Medicine. Dr. Zaki also served on the faculty of both institutions and was a practicing physician earlier in his career. There are no family relationships between Dr. Zaki or any of our directors or executive officers.

The Company issued a press release in connection with Dr. Zaki’s appointment as Chief Medical Officer, which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256807, 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: January 4, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 4, 2023